UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JUNE 12, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SanDisk Corporation

File No. 000-26734 - CF# 23562

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       SanDisk Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 7, 2009.

       Based on representations by SanDisk Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

             Exhibit 10.1   through May 7, 2019
             Exhibit 10.2   through May 7, 2019

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                        Barbara C. Jacobs
                        Assistant Director